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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KLM Firms Up Order for E195-E2 Jets and Adds Six Further Aircraft

Amsterdam, Netherlands, November 12, 2019 – Embraer and KLM Cityhopper have signed a firm order for 21 E195-E2 aircraft, plus 14 purchase rights. The 21 firm positions will be acquired via operating lease from Embraer lessor partners Aircastle and ICBC Aviation Leasing. The order was previously announced as a Letter of Intent for 15 firm orders with 20 purchase rights at the Paris Air Show earlier this year. With all purchase rights exercised the deal would have a value of USD 2.48 billion.

The aircraft for this order will come from the existing backlogs of lessors Aircastle and ICBC Aviation Leasing; each providing KLM with 11 and 10 E195-E2s, respectively.

“KLM’s decision to add a further six aircraft to this order is a significant vote of confidence in our E2 programme”, said John Slattery, President and CEO, Embraer Commercial Aviation. “Delivering 30% lower emissions when compared to KLM’s current E190s, yet still providing a further 32 seats, the E195-E2 will simultaneously increase capacity for KLM at slot constrained Schiphol Airport, while also delivering huge reductions in emissions.”

KLM President & CEO Pieter Elbers, said, “For KLM this aircraft is a significant part of our commitment to improving our environmental impact. Not only is the E195-E2 the most fuel efficient lowest emission aircraft in its class, it is also the quietest by a considerable margin – a huge benefit for both our communities and our passengers.

KLM will configure the aircraft with 132 seats. Deliveries will begin in the first quarter of 2021.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers across the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleets of 80 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline network carriers.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer